Target Arm Inc.

ANNUAL REPORT

12 Fisher Ln
Ridgefield, CT 06877
(203) 434-5866
https://www.targetarm.com

This Annual Report is dated April 29, 2026.

BUSINESS

Overview

Target Arm Inc. ("Target Arm" or the "Company"), established in 2020, is a robotics hardware and software company based in Delaware, with a wholly-owned subsidiary, TA Properties New Milford LLC, in Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022. The cutting-edge 6,500 ft2 R&D facility in New Milford serves as the epicenter of innovation and rapid prototyping for their flagship products, Ralar and Tular; as well as engineering office space.

Ralar and Tular are revolutionary devices enabling autonomous launch and recovery of drones from moving vehicles, targeting both commercial and military applications. The Tular line of products now includes Ralar (Robotic Arm Launch and Recovery), along with 3 AI-enhanced software products (TRACKR Sensor Fusion Engine, TurboFly Wrap Around Flight Controller, and Maestro Mission Controller). With ten AFWERX and Army Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) from the DoD, the Company has combined this non-dilutive R&D capital with its venture capital to accelerate product development to the Minimally Viable Product (MVP) stage.

Intellectual Property

Target Arm Inc. holds intellectual property, including three USPTO patents and proprietary technology, crucial for its pioneering solutions in autonomous drone launch and recovery. Target Arm Inc. holds patents related to autonomous drone launch and recovery technology, covering aspects such as system design, control algorithms, and integration with moving vehicles.

Jeffrey Mcchesney, CEO and Founder of Target Arm, assigned his three patents solely to the company. The three issued and granted United States Patent and Trademark Office (USPTO) patents are:

US 9650156: Pin Array Chamber Systems and Methods for Releasing and Capturing Moving Objects

US 10077095: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object - Maritime US 10457419: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object - Space.

The company has also filed a non-provisional patent with the USPTO centered around our Ralar technology, which is pending. That application is US 18/897,012, Method for precision localization of aircraft in dynamic Euclidean reference frames while moving, filed on 09/26/24.

In addition to the assignment of patents, Target Arm has filed and has received USPTO-granted trademarks for "Target Arm" and for one of its commercial products, "Tular." The trademark for Ralar is in the final stages of approval at the USPTO at the date of this filing.

Target Arm Inc. was initially organized as Target Arm LLC, a Connecticut limited liability company on April 18, 2017, and converted to a Delaware corporation on January 23, 2020.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,200,000.00
Number of Securities Sold: 57,508
Use of proceeds: Pre-stock split of 20:1 - Sales and Marketing, Research and Development, Working Capital, Salaries
Date: January 26, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $583,408.55
Number of Securities Sold: 412,680
Use of proceeds: Startup Funds
Date: February 28, 2024
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $169,436.88
Number of Securities Sold: 120,786
Use of proceeds: Startup Funds
Date: March 13, 2025
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue
Our revenue increased from 2024 ($219,098)to 2025 ($1,111,736). Since the company has been developing its products through R&D during these years, access to US Government (USG) R&D contracts has been the predominant source of revenue. These contracts are highly competitive and run by the Small Business Administration (SBA) through various Cabinet Departments, as well R&D contracts from various Army and Army National Guard R&D initiatives. Target Arm has an aggressive contract capture management effort to apply for these competitive contracts to include a professional sales consultant firm for lead generation and professional proposal writing. These efforts were highly successful in 2025, with 6 major initiatives culminating in new revenue. The first was as a subcontractor to the Air Force Research Laboratory's Small Hybrid Aerial Refueling Kit (SHARK) when we teamed with Prime Contractor Legionnaire International. The Company's

portion of this $3.09M contract was to integrate multiple sensors with our TRACKR sensor fusion engine for autonomous air-air refueling. In addition, Target Arm was selected for a major Army SBIR Phase 2 contract in late December 2024 for $2.04M on a 24-month payout beginning in February 2025 of $85,234.63/month. This is a substantial recurring revenue stream for Target Arm and provides much needed cash flow stability. This was the ninth SBIR/STTR contract awarded to Target Arm and its first with the US Army directly.

In January of 2025, Target Arm was awarded another AFWERX SBIR Phase 1 for further R&D on our Ralar product. That award was for $74,927, and the Company has already received all of that revenue.

Lastly, Target Arm signed its first commercial contract with Recon Rig Inc. This contract will generate an initial deposit of $13,830, and thereafter a monthly lease payment of $3,064.92 for 24 months. Recon Rig has not initiated a Purchase Order against that contract due to funding constraints at their company. We also were selected by the US Army's XTech Overwatch R&D competition to participate and demonstrate our technology to Active Duty Army soldiers at the Bush Combat Development Center in Bryan, TX, and received an R&D award of $15,000. Lastly, we were participants in the Michigan Army National Guard's Northern Watch 2025 exercise and supported by the Ground Vehicle Systems Center with R&D support for $40,000. The US military has substantial R&D funds and efforts underway and we will pursue those vigorously in 2026.

We anticipate the primary factors affecting our future commercial revenue will be twofold: the opening of the national airspace to beyond visual line of sight (BVLOS) drone operations (FAA authorities and rule-making); and the public acceptance of airborne drones to provide commercial goods and services at significantly greater rates than found today. We believe as the airspace opens up, the 49% CAGR that is projected by market studies could become a reality. As for military revenue, we anticipate first sales in late 2026 considering their focus on expanding R&D to an Arsenal Modular Mission Payload for swarming drones.

Costs of Sales & Expenses

We were pre-sales and the costs of sales were 2024 ($6,872)to 2025 ($921.34). The Operating Expenses from 2024 ($1,034,104)to 2025 ($1,397,259) increased due to a substantial increase in R&D for the US Army combined with in the field demonstrations. Current Assets increased from 2024 ($83,450)to 2025 ($180,537) and General and Administrative Expenses also increased from 2024 ($886,026)to 2025 ($1,397,259). This was driven again by increased participation with Army soldiers at various events and training exercises.

Again, being pre-sales last year, there have not been any substantive changes in Gross Margins from Cost of Goods sold. Protective tariffs by the USA could have an oversized impact on the COGS and consequently Gross Margins in 2026 and beyond.

For 2026, increased hiring and increasing salaries are the predominant drivers of expenses in the company.

Historical results and cash flows:

As a highly innovative R&D company, we plan to continue creating new products and services that we believe will be valuable well into the future. As a result, we expect to maintain and potentially increase the level of DoD and commercial R&D contracts for innovation. Secondly, we now have six Minimally Viable Products that we are currently selling across both DoD and commercial customers. We anticipate that sales may approach or surpass research and development (R&D) contract revenues in 2026 and beyond. As the drone industry continues to mature, we aim to expand our market presence. Industry reports suggest that the drone last-mile delivery market is projected to grow at a compound annual growth rate (CAGR) of 49%. While we are working to position ourselves in this growing market, there can be no guarantee of achieving similar growth rates or market share.

While the nascent drone industry was an economic factor during 2024 and 2025, we believe Target Arm made substantial and adequate operational decisions on headcount and expenses to move toward commercialization for late 2026, in preparation for market emergence. Our first commercial contract with ReconRig supports our outlook. Anticipating this market emergence and public acceptance in 2026 and beyond, the company deployed some of its Assets from 2024 ($943,356) to 2025 ($591,692), to ensure adequate headcount and depth of engineering expertise. Headcount was increased in relation to steady R&D contract revenue.

One of our 2026 goals is to increase product adoption and potentially increase our YoY revenue.
* We aim to pursue this growth through commercial sales to both the Department of Defense (DoD) and private-sector drone operators utilizing drones on the move.
*The statement regarding our revenue goal is forward-looking and represents management's aspirations based on current plans, market conditions, and assumptions. There is no assurance that this goal will be achieved. Revenue growth depends on various factors, including market demand, competition, successful execution of contracts, regulatory approvals, and other unforeseen events. Past performance does not predict future outcomes.

Capital Raised
Through Startengine we closed two rounds of crowdfunding raises with our Second ($175,192) and our Third of ($416,999), for additional capital of ($592,191) in 2025.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $171,197.

Debt

Creditor: Savings Bank of Danbury- Commercial Mortgage Variable Rate
Outstanding balance: $662,312.00
Interest rate: 5.95%

Creditor: Chase Bank - Line of Credit
Outstanding balance: $136,086.43
Interest rate: 9.5%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeffrey A. McChesney

Jeffrey A. McChesney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chairman, CEO and Founder
Dates of Service: January, 2020 - Present
Responsibilities: Principal Executive and Decision Maker as CEO. Jeffrey will be providing Form C sign-off as the Company's Principal Accounting Officer. Salary: $180,000 with plans to receive equity compensation in the future.

Other business experience in the past three years:

• Employer: Gladiator Therapeutics LLC
Title: Advisor, Board of Advisors
Dates of Service: August, 2020 - Present
Responsibilities: Advisor

Other business experience in the past three years:

• Employer: Meriki Capital Inc.
Title: President and Secretary
Dates of Service: May, 2020 - Present
Responsibilities: Manage the personal holding company

Other business experience in the past three years:

• Employer: MJM Creations LLC
Title: Managing Member
Dates of Service: July, 2022 - Present
Responsibilities: Manage the holding company to commercialize deceased son's Artwork and book, Tommy Thumb's Songbook

Other business experience in the past three years:

• Employer: TA Properties New Milford, LLC
Title: Managing Member
Dates of Service: December, 2022 - Present
Responsibilities: Holding company for Owned Property to rent to Target Arm Inc.

Other business experience in the past three years:

• Employer: Mass Innovation Network
Title: Board Advisor
Dates of Service: November, 2021 - Present
Responsibilities: Board Advisor

Name: Ryan P Bigham

Ryan P Bigham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: SVP/Lead Engineer & Co-Founder
Dates of Service: January, 2020 - Present
Responsibilities: Bigham's role includes leading and assembling a team to design and develop our flagship product; offering technical support and guidance whenever necessary to ensure the successful achievement of our company's objectives. Annual Salary: $168,900 Equity: 32% of salary.

Other business experience in the past three years:

• Employer: 101 Milwaukee Avenue LLC
Title: Member
Dates of Service: December, 2015 - Present
Responsibilities: This is the real estate holding company that a single rental property is held in. I am the sole owner and manage the property.

Other business experience in the past three years:

• Employer: High Street 6 LLC
Title: Member
Dates of Service: November, 2019 - Present

Responsibilities: This is a real estate holding company that holds a single rental property. I am the principal investor in this company but do not manage the day to day operations.

Other business experience in the past three years:

• Employer: Silver Brook Mill LLC
Title: Member
Dates of Service: December, 2023 - Present
Responsibilities: This is a real estate holding company that holds a single commercial building. I am a minority investor in the property and do not have a day-to-day role.

Name: Eric David Achtmann

Eric David Achtmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
Dates of Service: January, 2021 - Present
Responsibilities: Outside Director & Board Member (non-executive). No Salary; Equity: 1.27%

Other business experience in the past three years:

• Employer: Relief international Alliance (50lc3 international NGO)
Title: Vice Chairman
Dates of Service: September, 2023 - Present
Responsibilities: Non-Executive Director in USA, GBR, FRA, and BEL

Other business experience in the past three years:

• Employer: Celdara Medical
Title: Non-Executive Director, Member Audit Committee
Dates of Service: January, 2009 - Present
Responsibilities: See above

Other business experience in the past three years:

• Employer: Yewmaker Ltd.
Title: Founding Non-Executive Director
Dates of Service: July, 2021 - Present

Responsibilities: See above

Other business experience in the past three years:

• Employer: Arowana Capital
Title: Member Board of Advisors
Dates of Service: December, 2020 - Present
Responsibilities: See above

Other business experience in the past three years:

• Employer: VivoPower PLC
Title: Member, Board of Advisors
Dates of Service: January, 2020 - Present
Responsibilities: See above

Other business experience in the past three years:

• Employer: Aclys Bio Corp. (Formerly Javelin Oncology)
Title: Non-Executive Director
Dates of Service: January, 2019 - Present
Responsibilities: See above

Other business experience in the past three years:

• Employer: VeriTX Inc.
Title: Non-Executive Director
Dates of Service: July, 2020 - March, 2023
Responsibilities: See above

Other business experience in the past three years:

• Employer: Meggitt PLC
Title: Founding Member, Technology Advisory Board
Dates of Service: March, 2018 - September, 2021
Responsibilities: See above

Other business experience in the past three years:

• Employer: Global Capital X
Title: Founder & Managing Director
Dates of Service: January, 2007 - Present
Responsibilities: Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

Name: Douglas Andrew Neugold

Douglas Andrew Neugold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
Dates of Service: January, 2021 - Present
Responsibilities: Neugold provides strategic, operational, and tactical feedback and support. Neugold receives no salary; Equity: Grants as and when determined.

Other business experience in the past three years:

• Employer: Univercells SA, Belgium.
Title: Chairman of The Board
Dates of Service: July, 2016 - Present
Responsibilities: Inputs on all major issues, strategic, financial tactical, and operational. Serve on committees.

Other business experience in the past three years:

• Employer: Rebion, Boston MA
Title: Director, Investor
Dates of Service: November, 2019 - Present
Responsibilities: Provide guidance in all areas.

Other business experience in the past three years:

• Employer: Definitive Biotechnologies
Title: Director, Investor
Dates of Service: April, 2021 - Present
Responsibilities: Inputs in all areas as needed. Help raise capital as needed

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jeffrey A. McChesney
Amount and nature of Beneficial ownership: 22,632,343
Percent of class: 61.97%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 40,000,000
• Outstanding: 30,578,799
• Voting Rights: One vote per share. Please see Voting Rights of Securities Sold in this Offering below.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total securities outstanding above includes 5,375,619 stock options awarded at various stages of vesting schedules.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research

thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $4.390M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the

cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.
Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Changes
The drone and autonomous vehicle industries are subject to significant regulatory oversight, which could change, imposing new compliance costs or limitations on Target Arm's operations, product development, and market entry strategies.

Certification and Safety Requirements

Target Arm's products, especially those aimed at the military and commercial transport sectors, must adhere to stringent safety and certification standards. Failure to meet these standards could delay product launches, increase costs, or limit market adoption.

Technological Adaptation and Innovation Risk

The autonomous drone and vehicle technology sector is rapidly evolving. Target Arm's future success is highly dependent on its ability to continually adapt and innovate in response to technological advancements and market demands. Failure to keep pace with new technologies or innovative competitors could render Target Arm's products less competitive or obsolete.

Intellectual Property Protection and Litigation Risk

While Target Arm holds patents for its technology, the risk of infringement by others, challenges to the validity of its patents, or the costly nature of intellectual property litigation could strain financial resources and divert management's attention from business operations.

Market Acceptance and Competition Risk

The commercial success of Target Arm's Tular device is not guaranteed. Market acceptance is influenced by factors such as cost, reliability, and existing alternatives. Intense competition from larger, more established companies, or emerging startups with innovative solutions, could impact market share and profitability.

Government Contracting and Funding Risk

A portion of Target Arm's revenue may come from government contracts, subject to the cyclical nature of government budgeting processes and shifting defense priorities. Loss of, or changes in, government funding and contracts could significantly affect revenue and strategic direction.

Cybersecurity and Data Privacy Risk

Target Arm operates in sectors where data security is paramount. A cybersecurity breach could compromise sensitive information, lead to significant legal and financial repercussions, and damage the company's reputation.

Manufacturing and Supply Chain Risk

Target Arm's ability to produce and deliver its Tular device depends on reliable manufacturing processes and supply chains. Disruptions, such as material shortages, labor disputes, or geopolitical tensions, could lead to delays, increased costs, or inability to meet demand.

Economic and Sector-Specific Market Conditions Risk

The autonomous drone and vehicle sector is susceptible to economic downturns and shifts in industry-specific demand. A decline in defense spending, changes in consumer preferences, or reduced investment in autonomous technologies could adversely affect Target Arm's business.

Product Liability and Safety Risk

Given the nature of Target Arm's products, there is a risk of liability for product defects, operational failures, or accidents resulting in property damage or personal injury. Such incidents could lead to significant legal liabilities and harm the company's reputation and financial standing.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Target Arm Inc.

By /s/ *Jeffrey Alan McChesney*

Title: CEO & Founder, Chairman, President, Secretary

By /s/ *Jeffrey Alan McChesney*

Name: Jeffrey Alan McChesney

Title: CEO & Founder, Chairman, President, Secretary

By /s/ *Jeffrey Alan McChesney*

Name: Jeffrey Alan McChesney

Title: Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

Target Arm Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
101 · Chase Bank - Checking INC	46,217.36
201 · Money Market at Chase-INC	124,979.27
Total Checking/Savings	171,196.63
Other Current Assets	
11100 · Prepaid Expenses	9,340.78
Total Other Current Assets	9,340.78
Total Current Assets	180,537.41
Fixed Assets	
14000 · Patents and Trademarks	12,508.00
15000 · Furniture and Equipment	28,877.00
16001 · Look STV Trailer	3,333.86
16002 · GMC Truck 2010	10,000.00
16500 · Leasehold Improvements	5,550.00
16600 · Computer Equipment	43,244.32
17000 · Accumulated Depreciation	
17001 · Acc. Depr. Patents & Trademarks	-7,703.00
17002 · Acc. Depr. Furniture & Fixtures	-28,877.06
17003 · Acc. Depr. Vehicles	-13,333.86
17004 · Acc Depr. M&E	-40,948.22
17005 · Acc Depr. Leashold Improvements	-1,098.00
Total 17000 · Accumulated Depreciation	-91,960.14
Total Fixed Assets	11,553.04
Other Assets	
18000 · TA Properties New Milford LLC	399,181.65
19000 · Security Deposit	420.00
Total Other Assets	399,601.65
TOTAL ASSETS	**591,692.10**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
22001 · Chase Visa 0389	24,564.94
Total Credit Cards	24,564.94
Other Current Liabilities	
22002 · Line of Credit Chase 4007	122,340.82
Total Other Current Liabilities	122,340.82
Total Current Liabilities	146,905.76
Total Liabilities	146,905.76
Equity	
30100 · Members Equity	455,006.46
30200 · Members Equity Seed 2	1,360,000.00
30300 · Members Equity Crowdfunding	
Equity Issuance Costs	15,000.00
30300 · Members Equity Crowdfunding - Other	493,436.52
Total 30300 · Members Equity Crowdfunding	508,436.52

Target Arm Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
30400 · Members Equity Crowdfunding 2	160,117.99
30500 · Members Equity Crowdfunding 3	314,253.26
32000 · Retained Earnings	-2,067,328.75
Net Income	-285,699.14
Total Equity	444,786.34
TOTAL LIABILITIES & EQUITY	**591,692.10**

Target Arm Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Income	
40100 · Interest Income	22.32
47780 · SHARK (Small Hybrid AAR)	44,206.11
47790 · FA864925P0111	74,927.00
47791 · W5170125CA003	937,580.93
47792 · US Army XTech Program	15,000.00
47793 · Northern Strike 2025	40,000.00
Total Income	1,111,736.36
Cost of Goods Sold	
51100 · Freight and Shipping Costs	921.34
Total COGS	921.34
Gross Profit	1,110,815.02
Expense	
51300 · Consultants	254,336.27
60100 · Research & Development	104,728.68
60190 · Advertising and Promotion	203,654.24
60300 · Taxes, Fees (Government)	-5,876.30
60400 · Bank Service Charges	187.50
61700 · Computer and Internet Expenses	15,505.88
61701 · Software	6,453.13
62500 · Dues and Subscriptions	1,953.77
63400 · Interest Expense	12,706.85
64300 · Meals and Entertainment	5,388.57
64500 · Office Expense	3,269.96
64900 · Office Supplies	961.74
66000 · Payroll	608,278.87
66001 · Payroll Taxes-Employer	42,510.10
66002 · Simple IRA-Company Matching	17,376.49
66003 · Employee Benefits	29,392.45
66004 · Payroll Fees	1,777.39
66700 · Professional Fees	19,187.15
67100 · Rent Expense	
NM-Condominium Association Fees	4,982.58
67100 · Rent Expense - Other	300.00
Total 67100 · Rent Expense	5,282.58
67710 · Insurance	
67711 · Auto Insurance	2,834.96
67712 · Mngt Liability & D&O	12,111.81
67714 · Drone Pilot Policy	749.04
67715 · Workers Compensation	3,185.22
67717 · Employment Practices Liability	3,912.80
67718 · Business Insurance New Milford	3,375.96
67719 · Cyber Insurance	1,568.60
67710 · Insurance - Other	2,501.92
Total 67710 · Insurance	30,240.31
68100 · Telephone Expense	608.76
68400 · Travel Expense	29,875.73
68600 · Utilities	9,459.04
Total Expense	1,397,259.16
Net Ordinary Income	-286,444.14

Target Arm Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
Other Income/Expense	
Other Income	
47910 · Other Income	745.00
Total Other Income	745.00
Net Other Income	745.00
Net Income	**-285,699.14**

Target Arm Inc.
Statement of Cash Flows
December 2025

	Dec 25
OPERATING ACTIVITIES	
Net Income	-24,045.75
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11100 · Prepaid Expenses	4,386.37
22001 · Chase Visa 0389	-36,456.55
22002 · Line of Credit Chase 4007	-2,065.13
Net cash provided by Operating Activities	-58,181.06
INVESTING ACTIVITIES	
18000 · TA Properties New Milford LLC	-5,622.23
Net cash provided by Investing Activities	-5,622.23
FINANCING ACTIVITIES	
30500 · Members Equity Crowdfunding 3	96,938.27
Net cash provided by Financing Activities	96,938.27
Net cash increase for period	33,134.98
Cash at beginning of period	138,061.65
Cash at end of period	**171,196.63**

Statement in Changes of Equity

	2025	2024
Common Equity Shares	25,927,649	25,172,447
Stock Options	5,393,338	5,070,484

NOTE 1 – NATURE OF OPERATIONS

Target Arm Inc. was incorporated on January 23, 2020, in the state of Delaware. The corporation possesses a fully owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some prototyping processes. The final goal is to design hardware and software products, retain the decision-making, and revenue recognition. Tular, Ilar and Ralar are devices that enable autonomous launch and recovery of both rotary and fixed-wing drones with any moving vehicle. To retain those core competencies, Target Arm intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm has been awarded ten (10) Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular and Ralar from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage, as well as for an Army Arsenal Modular Mission Payload (A-MMP).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments. The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation. Revenue is recognized at the point in time when services are provided to the customer. The Company earns revenues from the sale of its products (Tular, Sensor Fusion Engine (SFE) and Maestro mission control products).

Stock Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

NOTE 3 – DEBT

Loans
The Company had outstanding term loans/notes payable. Details of loans outstanding are as follows: Ives Bank (formerly Savings Bank of Danbury), variable rate note the 6500 SQFT R&D Lab facility at 458 Danbury Road, Suites A9&A10, New Milford CT 06776. The note maturity date is 2048 with a 5.95% mortgage interest rate. The net note payable on December 31, 2025 is $661,636.11.
.

Line of credit
The Company entered into a Line of Credit agreement with JPMorgan Chase Bank. The credit facility size is $150,000. The interest rate is 8.75% per annum. The total outstanding balance as of December 31, 2025, was $121,405.95 and the entire balance is classified as current liability.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 25,585,127 and 25,585,127 shares of common stock were issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2025, and 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2026, which is the date the financial statements were available to be issued.

I, Jeffrey A. McChesney, the CEO, President and Secretary (Principal Executive Officers) of Target Arm Inc. hereby certify that the financial statements of Target Arm Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Target Arm has not yet filed its federal tax return for 2025."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2026

Jeffrey A. McChesney

CEO, President and Secretary

April 28, 2026